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Lindsay ferguson Direct Dial: (214) 468-3343 DIRECT FAX: (214) 740-7137 EMAIL: Lferguson@hunton.com File No: 70152.000002
November 29, 2017

  VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:        John Cash, Accounting Branch Chief

            Re:      TOR Minerals International, Inc.
                        Form 10‑K for the fiscal year ended December 31, 2016
                        Filed March 9, 2017

                        File No. 0‑17321

Ladies and Gentlemen:

On behalf of TOR Minerals International, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the letter of John Cash, Accounting Branch Chief, dated November 27, 2017 (the “Comment Letter”), regarding the Company’s Form 10‑K for the fiscal year ended December 31, 2016, filed March 9, 2017.  The responses herein are based on information provided to this firm by the Company.  The responses have been numbered and headings have been used to correspond to the comments as entitled and numbered in the Comment Letter. For your convenience, we have repeated each comment in italics prior to the response.

Form 10‑K for the Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements

Note 9 – Income Taxes, page F-23

1.              We note your response to prior comment 2. In future filings please disclose the fact, if true, that the deferred tax liabilities you are relying on in your assessment of the   realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

November 29, 2017

Company Response:

            In future filings, the Company will disclose the fact that the deferred tax liabilities which the Company is relying on in our assessment of the realizability of the Company’s deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review.

Sincerely,

/s/ Lindsay Ferguson
Lindsay Ferguson

cc:        Barbara Russell